SO 6/14/05

05042088

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAY 31 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 209

SEC FILE NUMBER
8- 16549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5-1-2004 (MM/DD/YY) AND ENDING 4-30-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Borst Investment Planning Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1316 Dawson Road
(No. and Street)

Albany	Georgia	31707
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F. Borst 229-883-1135 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sullivan Group P.C.
(Name – *if individual, state last, first, middle name*)

1809 Gillionville Road	Albany	Georgia	31707
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

B 6/16

IC 6/16

OATH OR AFFIRMATION

I, Thomas F. Borst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Borst Investment Planning Services, Inc., as of April 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Karen McDaniel

Notary Public **Notary Public, Dougherty County, Georgia**
My Commission Expires July 16, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SULLIVAN GROUP, CPA LLC
1809 GILLIONVILLE RD
ALBANY, GEORGIA 31707
229-883-4737
FAX 229-434-1434

V. CARLYSLE SULLIVAN, JR., C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
GEORGIA SOCIETY OF C.P.A.'S

May 18, 2005

To the Board of Directors
Borst Investment Planning Services, Inc.
Albany, Georgia

Gentlemen:

We have examined the balance sheet of Borst Investment Planning Services, Inc., as of April 30, 2005 and 2004, and the related statements of income, retained earnings and cash flow for the years then ended and the accompanying supplementary information contained in the attached schedules. Our examination was made in accordance with generally accepted auditing standards, and accordingly, included such tests of the accounting records and such other auditing procedure as we considered necessary in the circumstances in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

Our examination and tests also covered information contained in the Form X-17a-5, Part 11a, and supporting statements and schedules, for the years ended April 30, 2005 and 2004.

This report is intended solely for the use of the company's filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 and should not be used for any other purpose.

In our opinion, the balance sheet and related statements of income, retained earnings and cash flow presents fairly the financial position of Borst Investment Planning Services, Inc. at April 30, 2005 and 2004, and the results of its operations and changes in its financial position and principles applied on a consistent basis.

SULLIVAN GROUP, P.C.
Albany, Georgia

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

BALANCE SHEET
April 30, 2005 and 2004

ASSETS	2005	2004
Current Assets		
Cash in Bank	$ 9,901	$ 15,543
Accounts Receivable	-	-
Total Current Assets	9,901	15,543
Fixed Assets:		
Furniture and Fixtures	3,401	3,401
Less Accumulated Depreciation	3,401	(3,401)
Total Fixed Assets	-	-
TOTAL ASSETS	$ 9,901	$ 15,543

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004
Current Liabilities:		
Accounts Payable	$ 422	$ -
Payroll Taxes	-	-
Income Taxes Payable	-	17
Total Current Liabilities	422	17
Shareholders' Equity:		
Capital Stock (300 Shares issued and Outstanding $ 10 par value)	3,000	3,000
Paid-In Surplus	1,947	1,947
Retained Earnings	4,532	10,579
Total Shareholders' Equity	9,479	15,526
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 9,901	$ 15,543

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF INCOME AND EXPENSE
For The Year Ended April 30, 2005 and 2004

	2005	2004
Income:		
Commissions	$ 75,270	$ 112,557
Miscellaneous	34	48
	75,304	112,605
Expenses:		
Office	5,059	4,435
Repairs & Maintenance	-	-
Dues & Subscriptions	1,745	2,206
Insurance	14,829	16,003
Office Rent	1,900	2,005
Telephone	3,424	3,169
Professional Fees	1,400	1,400
Equipment Rent	-	-
Commissions	-	-
Cont Education	40	40
Taxes & Licenses	3,638	5,276
Supplies	7,217	7,810
Advertising	130	494
Salaries	41,900	68,716
Vehicle Expense	69	937
	81,351	112,491
Net Operating Profit (Loss)	(6,047)	114
Less Provision for Income Taxes	-	17
Net Profit (Loss)	(6,047)	97
Retained Earnings, Beginning	10,578	6,011
Income Tax Refund	1	4,470
Retained Earnings, Ending	$ 4,532	$ 10,578

See Accompanying Notes and Accounts' Report.

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF CASH FLOW
For The Fiscal Years Ended April 30, 2005 and 2004

	2005	2004
Cash Flow From Operation		
Net Income (Loss)	$ (6,047)	$ 97
Add (deduct) Items not affecting cash		
Decrease in Accounts Receivable	-	4,470
Decrease in Taxes - Refund	(16)	17
Increase in Accounts Payable	422	-
Income Tax Payable		
Net Cash Flow Provided by Operation	(5,641)	4,584
Cash Flow From Financing Activities	-	-
Net Increase (Decrease) in Cash	(5,641)	4,584
Beginning Cash	15,542	10,958
Ending Cash	$ 9,901	$ 15,542

See Accompanying Notes and Accountants' Report.

BORST INVESTMENT PLANNING SERVICE, INC.
Albany, Georgia

NOTES TO FINANCIAL STATEMENTS

Note 1- Significant Accounting Policies

Accounting Method

Income is accounted for in accordance with the accrual method both for financial reporting and income tax reporting purposes.

Property and Equipment

Property and equipment in use are shown at cost and are depreciated over their estimated useful lives in accordance with the straight-line method both for financial reporting and income tax reporting purposes.

Repairs, maintenance and minor renewals are expensed in the year in which incurred. Expenditures for property, equipment renewals and betterment normally are capitalized.

SUPPLEMENTAL DATA

SULLIVAN GROUP, CPA LLC
1809 GILLIONVILLE RD
ALBANY, GEORGIA 31707
229-883-4737
FAX 229-434-1434

V. CARLYSLE SULLIVAN, JR., C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
GEORGIA SOCIETY OF C.P.A.'S

May 18, 2005

We have examined the financial statements of Borst Investment Planning Services, Inc., for the period May 1, 2004, to April 30, 2005, and have issued our report thereon dated May 18, 2005. As part of our examination, we made a study and evaluation of the system and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities and certain other practices and procedures followed by the client.

The company is exempt for compliance with Rule 15c3-3. During the course of our audit, no facts came to our attention that the condition for exemption had not been compiled with during the period. The company does not maintain customers' accounts or handle securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purpose of such study and evaluation are to timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The management of Borst Investment Planning Services, Inc. is responsible for establishing and maintaining a system of internal accounting controls. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related cost control procedures.

The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use of disposition and that executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation for the limited purpose described in the first paragraph does not disclose all material in the system. Accordingly, we do not express an opinion on the system of internal accounting controls of Borst Investment Planning Services, Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of the company's filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Sincerely yours,

SULLIVAN GROUP, P.C.
Albany, Georgia

SULLIVAN GROUP, CPA LLC
1809 GILLIONVILLE RD
ALBANY, GEORGIA 31707
229-883-4737
FAX 229-434-1434

V. CARLYSLE SULLIVAN, JR., C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
GEORGIA SOCIETY OF C.P.A.'S

May 18, 2005

No material inadequacies were found to have existed since the date of the previous audit as required by paragraph (5) of Rule 17a-5.

There were no creditors and therefore there was no need to include a statement of Changes in Liabilities.

There were no material differences in the computation of net capital on the most recent focus report and the financial statements. The only difference being in the timing of the recognition of some income and expense.

The additional references are solely for the company's filing requirement pursuant to Rule 17a-5 and are not intended for any other purpose.

Sincerely yours,

SULLIVAN GROUP, P.C.
Albany, Georgia

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF CHANGES IN OWNER EQUITY
For The Year Ended April 30, 2005 and 2004

	2005	2004
Beginning Balance	$ 10,578	$ 6,011
Add:		
Net Profit (Loss)	(6,047)	97
Tax Refund	1	4,470
Ending Balance	$ 4,532	$ 10,578

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF NET CAPITAL COMPUTATION
April 30, 2005

ASSETS

Allowable Assets:		
Cash	$ 9,901	
Accounts Receivable - Broker Dealers	-	
Accounts Receivable - Broker Customers	-	
Non-Allowable	-	9,901
Accounts Receivable	-	
Office Equipment - Net	-	-
TOTAL ASSETS		$ 9,901

LIABILITIES AND OWNER'S EQUITY

Liabilities:		
Taxes Payable	422	422
Owner's Equity:		
Common Stock	3,000	
Paid-In Surplus	1,947	
Retained Earnings	4,532	9,479
TOTAL LIABILITIES AND OWNER'S EQUITY		$ 9,479
Total Owner's Equity		$ 9,479
Less:		
Non-Allowable Assets		-
NET CAPITAL		$ 9,479

The difference between this computation and the most recent Focus Report is due to timing difference in the recognition of income and some related expense.